For Immediate Release

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Fern Lazar/David Carey
Lazar Partners Ltd.
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Given Imaging Announces Article in Gastrointestinal
Endoscopy Featuring Maneuverable PillCam Capsule

-PillCam® Capsule Manipulated to Change Direction; Researchers see Potential for
Future to Deliver Therapy in Humans-

YOQNEAM, Israel, July 1, 2010 – Given Imaging Ltd (NASDAQ: GIVN), a leader in capsule endoscopy and specialty GI diagnostics, today announced that the first in-human study analyzing remote magnetic manipulation of a PillCam video capsule was published in the June 2010 edition of Gastrointestinal Endoscopy, the journal of the American Society for Gastrointestinal Endoscopy, which validates the potential of magnetic maneuvering of the PillCam capsule endoscope. Led by Dr. Paul Swain of the Imperial College, London, United Kingdom, and sponsored by the nano-based capsule endoscopy with molecular imaging and optical biopsy (NEMO) consortium led by Given Imaging, the study aimed to assess the efficacy of remote magnetic manipulation in the esophagus and stomach by simultaneously recording the capsule’s positions and movements with the orientation and movement of the external handheld magnet.

“This study demonstrated two things: 1] we can maneuver capsule in humans and 2] that the procedure is painless.  We believe that these results underscore the value of conducting additional clinical studies in humans,” said Dr. Paul Swain of the Imperial College, London, United Kingdom. "Remote manipulation may improve diagnostic accuracy and is essential for the future development of remote controlled therapy by video capsules."

Researchers modified a PillCam® COLON capsule to include rare earth magnetic materials and to replace the usual magnetic on/off switch with a thermal switch. An external paddle-shaped magnet was used to manipulate the capsule remotely, and Given Imaging’s RAPID® RealTime viewer captured capsule images. Additionally, a high-definition video-gastroscope was used to observe the capsule in the esophagus and stomach, and a room video camera recorded the scene and hand movements of the endoscopist to allow coordinated time imaging of the movement of the external magnet with movements of the capsule inside the stomach and esophagus.

“As the pioneers of capsule endoscopy, Given Imaging is committed to exploring new ways to make both diagnoses and therapeutic interventions in the GI tract less invasive and more effective for patients,” said Homi Shamir, president and chief executive officer, Given Imaging. “Our relationship with the NEMO Consortium exemplifies how productive a true partnership between industry and the medical community can be at finding new ways to improve patient care.”

The exam was performed in the Dartmouth-Hitchcock Medical Center, Lebanon, New Hampshire, USA, by Richard I. Rothstein, MD and Paul Swain of the Imperial College, London, UK in cooperation with Given Imaging. IBMT, or the Fraunhofer Institute for Biomedical Engineering, St. Ingbert, Germany, provided the external paddle-shaped magnet under the direction of Frank Volke, PhD.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010 Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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